UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation. Aptera is not legally related to Aptera Motors Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023.

General

We were formed as a Delaware corporation on March 4, 2019 with the objective of producing energy-efficient, solar powered vehicles. In December 2020, we began receiving pre-sale orders for the Aptera solar electric vehicle, which requires customers to place a minimum refundable reservation fee of $100 per vehicle. As of the date of this report, we have not manufactured or delivered any products and we have not recognized any revenue from the sale of our vehicles. We currently estimate that the first deliveries of our vehicles will be in 2024, subject to adequate funding and other production resources.

Our goal is to build a future where every journey is fully powered by the sun. We believe our focus on efficiency will benefit the planet by using our resources more wisely.

Our operating expenses consist of the following:

General, Selling and Administrative

General, selling and administrative expenses are generally costs associated with marketing, executive management, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other expenses for maintaining administrative operations such as software subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

Research and Development

We are focused on rapidly developing technologies and, therefore, we invest significantly in product and design engineering capabilities. Research and development expenses consist primarily of personnel costs for our engineering, design, manufacturing, supply chain and quality control teams.

Results of Operations

Comparison of the results of operations for the six-month periods ended June 30, 2023, and June 30, 2022.

General, Selling and Administrative Expenses

General, Selling and Administrative expenses increased $6.9 million or 58%, primarily due to significantly increased stock-based compensation and incentives. We were highly focused on limiting cash operating expenses in the current period so that we could direct more capital to design, engineering, manufacturing and production. As a result:

•	Fees for outside services decreased $2.0 million, primarily related to decreased business and information technology consulting, legal and other professional fees compared to the prior period when we built out operational processes and procedures including our internal software solutions.

•	Facilities and related expenses decreased $628 thousand due to a change in allocation method in the current period, offset by additional rent expense for the Vista Building in the current period.

•	Equipment and travel expenses decreased $369 thousand, resulting from reduced headcount compared to the prior year.

•	Salary, wages and benefits decreased $280 thousand due to reduced headcount compared to the prior period, slightly offset by greater use of contractors.

These reductions in General, Selling and Administrative expenses were offset by:

•	An increase in stock-based compensation of $9.8 million, due to the acceleration of employee, management and executive stock option agreements. This was done in lieu of paying cash bonuses to retain top talent. In addition, we issued stock-based compensation to certain advisors that are assisting us in raising capital.

•	An increase in marketing expenses of $277 thousand related to marketing our vehicle and Regulation A offering.

Research and Development Expenses

Research and Development expenses decreased $9.6 million or 46% primarily due to tight cost control and maturity of our product design, which is now requiring less engineering and consulting resources. As a result:

•	Expenses related to use of outside services decreased $5.5 million reflecting a significant reduction in engineering consulting services.

•	Technology licensing fees decreased $5 million due to reduced licensing agreements compared to the prior year.

•	Salary, wages and benefits decreased $1.5 million due to reduced headcount compared to the prior period.

•	Equipment materials decreased $2 million due to controlled spending during current period .

These decreases were offset by:

•	An increase in stock-based compensation of $3.2 million, due to the acceleration of employee, management and executive stock option agreements, in lieu of paying bonuses to retain top talent.

•	An increase of $1.4 million of facilities related expenses as the prior year due to a change in allocation method as well as increased rent expense related to the Vista Building.

Other Income

Other income was $1.3 million in the current period and consisted of $632 thousand of grant funding from the California Energy Commission, $250 thousand for investment income for cash held in money market funds and a $431 thousand gain on the settlement of our Vista Building lease liability. For the corresponding period in 2022, we had other income of $41 thousand related to cashback from banks and credit cards.

Change in Fair Value of SAFE Liability

On August 25, 2022, we converted all of our outstanding Simple Agreements for Future Equity (“SAFE”) agreements into preferred stock. Prior to the conversion into preferred stock, the fair value of the SAFE liability was adjusted for an increase in the fair value of our common stock. As a result, we recorded a $20.4 million charge to non-operating expenses for the six months ended June 30, 2022. In the early stages of our formation, we offered SAFEs to investors.

Loss from Discontinued Operations

On April 27, 2023, the Company signed a settlement agreement where Aptera agrees to assign all of its right, title and interest in and to the capital stock of Andromeda Interfaces, Inc., a California corporation (“AI”) to each of the Andromeda Interfaces Founders (“AI Founders”) and in return agree to assign all of their right, title and interest in and to their Aptera Shares to Aptera, specifically, 251,087 shares of Class A Aptera common stock, which represents the entire share consideration received under the plan of merger agreement with AI. Accordingly, the Company has reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations for all periods presented.

Net Loss

As a result of the foregoing, the Company’s net loss for the six-month period ended June 30, 2023, was $28.4 million compared to $52.9 million for the six-month period ended June 30, 2022.

Liquidity and Capital Resources

We have primarily been funded from the sale of our common stock and the sale of SAFE agreements.

As of June 30, 2023, the Company had $44.2 million in total assets, including $20.9 million in cash and cash equivalents, $582 thousand in grant funds receivable, $649 thousand in prepaids and other assets, which relates to software and advanced payments to vendors for materials and services and $34 thousand in merchant receivables, which relates to amounts receivable from pre-orders received through the Company’s merchant processor, $16.5 million in property and equipment, net of accumulated depreciation, $3.3 million in operating lease assets for the Company’s plant in Carlsbad.

As of June 30, 2023, the Company had $17.4 million in total liabilities including $6.6 million in accounts payable, $3.3 million in accrued liabilities, $3.6 million in unearned reservation fees, and $3.8 million in lease liabilities.

Our history of recurring operating losses, and negative cash flows from operating activities give rise to substantial doubt about our ability to continue as a going concern. Based on our historical record of fundraising and subject to market conditions, we believe that proceeds from offering common stock and our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. In addition, we anticipate that reaching the vehicle production stage will require at least $50 million in addition to our current monthly operating expenses.

Our ability to raise additional capital significantly impacts our projected use of funds. Without adequate financing, we may be required to modify our use of proceeds from our Regulation A offering to extend business operations, which would slow our progress toward vehicle production. If our current cash balance and projected proceeds from offering common stock are insufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our operations. We currently have no bank lines or other financing arranged. If we are unsuccessful raising capital in the future, we may not be able to continue our operations.

During the six-month period ended June 30, 2023, the Company issued 2,223,847 shares of its Class B common stock at a weighted average price of $10.50 per share for total proceeds of $23.4 million.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission “CEC” to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates. Through June 30, 2023, we have submitted requests totaling $633 thousand of reimbursements under this grant, of which $633 thousand has been received. Although we are working diligently to meet the requirements of the grant, there is no guarantee it will be able to do so.

Commitment and Contingencies

Leases

For the six-month period ended June 30, 2023, and June 30, 2022, we made lease payments of $1.2 million and $364 thousand, respectively.

In September, 2023 we signed aearly lease termination agreement with the landlord releasing the Company from its obligations under the lease. In exchange for the early termination, we agreed to pay a cash settlement of $1 million. The settlement amount is included in restricted cash and accrued expenses as of June 30, 2023.

As a result of removing the remaining liability and operating lease asset from our consolidated balance sheet we recorded a gain of $431 thousand, which is included in other income.

Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2023, we had approximately $11.2 million  in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. ("Chery"). This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. In consideration, we agreed to pay license fee in two parts: i) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and ii) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. We have the right of first refusal to repurchase shares on the same terms.

Through June 30, 2023, we paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the six months ended June 30, 2023, we amended the TLA to be limited to a fixed fee of the $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to sell or transfer them to another shareholder.

Trend Information

In the first half of 2023, we engaged with many new partners to supply validated production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the company will experience increased spending on production equipment and tooling.

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices, increases in interest rates and any future global impact from the COVID-19 pandemic. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of electric vehicle companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

(unaudited)

APTERA MOTORS CORP.

APTERA MOTORS CORP.
 CONSOLIDATED BALANCE SHEETS
 (unaudited)
(in thousands, except share and per share data)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash, cash equivalents and restricted cash	$20,902	$10,775
Grant funds receivable	582
Merchant receivable	34	86
Prepaids and other	649	640
Current assets held-for-sale - discontinued operations[1]	-	135
Total current assets	22,167	11,636
Deposits and other long-term assets	2,243	2,743
Property and equipment, net	16,544	11,411
Operating lease assets, net	3,273	11,765
Long-term assets held-for-sale - discontinued operations[1]	-	2,364
Total assets	$44,227	$39,919

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$6,568	$2,312
Accrued liabilities	3,311	2,787
Unearned reservation fees	3,632	3,307
Current portion of lease liabilities and other current liabilities	861	1,640
Current liabilities held-for-sale - discontinued operations[1]	-	192
Total current liabilities	14,372	10,238
Long-term lease liabilities, net	2,966	12,708
Other long-term liabilities	15	15
Total liabilities	17,353	22,961
Stockholders' Equity
Preferred stock, par value $0.0001; 31,304,495 and 0 shares authorized as of December 31, 2022 and 2021, respectively; 11,164,183 and 0 shares issued and outstanding, respectively (Note 10)	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,714,810 and 54,304,631 shares issued and outstanding, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 8,862,872 and 5,298,157 shares issued and outstanding, respectively	1	1
Additional paid-in capital	239,210	200,163
Subscription receivable	(946)	-
Accumulated deficit	(211,577)	(183,213)
Total stockholders' equity	26,874	16,958
Total liabilities and stockholders' equity	$44,227	$39,919

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2023	June 30, 2022
Revenues	$-	$-

Operating Expenses:
General, selling, and administrative	18,751	11,881
Research and development	11,335	20,888
Total operating expenses	30,086	32,769

Operating loss	(30,086)	(32,769)
Other income	1,304	41
Change in fair value of SAFE liability	-	(20,356)
Loss before discontinued operations	(28,782)	(53,084)
Gain from discontinued operations, net of tax (Note 3)	418	195
Net loss attributable to Aptera common shareholders	$(28,364)	$(52,889)

Income (loss) per share - basic and diluted:
Continuing operations	$(0.44)	$(0.85)
Discontinued operations	0.01	-
Net loss per share - basic	$(0.43)	$(0.85)

Weighted average shares
Basic and diluted	65,895,397	62,146,471

in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(unaudited)
(in thousands, except share and per share data)

	Six Months	Six Months
	Ended	Ended
	June 30, 2023	June 30, 2022
Preferred Stock
Balance, beginning of period	$1	$—
Safe Conversion	—	—
Balance, end of period	$1	$-
Class A Common Stock
Balance, beginning of period	$6	$6
Sales of common stock	—	—
Balance, end of period	$6	$6
Class B Common Stock
Balance, beginning of period	$1	$1
Sales of common stock	—	—
Balance, end of period	$1	$1
Additional Paid-In Capital
Balance, beginning of period	$200,163	$40,404
Sales of common stock	40,021	39,017
Issuance costs	795	(1,098)
Balance, end of period	$239,389	$78,323
Stockholders’ Receivable
Balance, beginning of period	$—	$(985)
Sales of common stock	(946)	(765)
Balance, end of period	$(946)	$(1,750)
Accumulated Deficit
Balance, beginning of period	$(183,213)	$(100,937)
Net loss	(28,364)	(52,889)
Balance, end of period	$(211,577)	$(153,826)
Total Stockholders’ (Deficit) Equity	$26,874	$(77,246)

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Six Months	Six Months
	Ended	Ended
	June 30, 2023	June 30, 2022
Operating Activities From Continuing Operations
Net loss from continuing operations	$(28,782)	$(52,889)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	215	-
SAFEs issued for services	-	80
Change in fair value of SAFE liability	-	20,356
Stock based compensation	16,979	5,970
Common stock issued for services	2,111	4,015
Andromeda Acquisition		(217)
Changes in operating assets and liabilities:
Trade accounts receivable	(582)	-
Merchant receivable	52	(653)
Prepaids	(9)	(1,450)
Deposits and other long-term assets	500	(1)
Accounts payable	4,256	(726)
Accrued expenses	524	2,528
Unearned reservation fees	325	921
Operating lease assets and liability, net	(2,029)	69
Other long-term liabilities	-	180
Net cash used in operating activities from continuing operations	(6,440)	(21,817)
Investing Activities from Continuing Operations
Purchase of property and equipment	(5,348)	(3,252)
Net cash used in investing activities from continuing operations	(5,348)	(3,252)
Financing activities from Continuing Operations
Proceeds from SAFE agreements	-	53
Proceeds from sale of common stock	22,621	25,958
Common stock issuance costs	795	(1,098)
Net cash provided by financing activities from continuing operations	21,826	24,913
Discontinued Operations[1]
Total used by operating activities	89	-
Total used by investing activities	-	-
Total used by financing activities	-	-
Decrease in cash from discontinued operations	89	-
Increase (decrease) in cash and cash equivalents	10,127	(156)
Cash, cash equivalents and restricted cash, beginning of year	10,775	19,335
Cash, cash equivalents and restricted cash, end of year	$20,902	$19,179

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Subscriptions' receivable	946	765
Common stock repurchased for deconsolidation	$(2,636)	$-
Conversion of SAFEs into preferred stock	$-	$-
Issuance of contractor SAFEs	$-	$80

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing an electric vehicle focused on efficiency. We began designing the production vehicle while collecting pre-orders for its sale in 2022, this manifested in our Beta and Gamma prototypes show in 2021 and 2022, respectively. We intend to enter into production of this vehicle in 2024, subject to many variables.

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. In April 2023, we sold AI back to the original founders (Note 3). In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond our control could cause fluctuations in these conditions. Adverse conditions may include: our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and inflation of production and shipping costs. These adverse conditions could affect our financial condition and the results of its operations.

Going Concern and Management’s Plans

We will rely on external financings to operate in our early stages. We will incur significant additional costs before achieving revenue. We invest heavily in research and development in the process of bringing our vehicle to production and will incur losses from operations. These matters raise substantial doubt about our ability to continue as a going concern. During the next 12 months, we intend to fund our operations with funds received from our current cash balance, ongoing Regulation A common stock offering, and additional debt and/or equity financing as necessary. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements have been prepared by management and are unaudited and unreviewed and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2023. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with US GAAP have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. Management uses historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates. The most significant estimates made in preparing the accompanying financial statements, for which it is reasonably possible that changes in estimates will occur in the near term, include the following:

•	Fair value measurement of SAFE contracts

•	Recoverability of long-lived assets

•	Stock-based compensation

•	Determination of the useful lives of property and equipment

•	Fair value of common stock and other assumptions used to measure stock-based compensation expense, and estimated incremental borrowing

•	Rates for assessing operating lease liabilities

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023, and 2022.

As of June 30, 2023, and December 31, 2022, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following are the classes of assets and liabilities measured at fair value on June 30, 2023, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Unearned customer reservation fees are kept in a separate money market fund and are restricted from use until customers verify that they will complete their orders. As of June 30, 2023, restricted cash was $5.6 million, which consisted of unearned customer reservation fees of $3.6 million and funds associated with the exit of our Vista Building of $2.0 million.

Grant Funds Receivable

Grant funds receivable do not bear interest and are recorded when invoiced.

Merchant Receivable

Merchant receivables are recorded in connection with pre-orders received through the Company’s merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

Trade Accounts Receivable

Trade accounts receivable do not bear interest and are recorded at their invoiced amounts. The Company has a policy to review outstanding receivables on a periodic basis for collectability and does not maintain an allowance for doubtful accounts as of June 30, 2023 and December 31, 2022. The entirety of the trade accounts receivable as of December 31, 2022 is aggregated in current assets held-for-sale - discontinued operations (Note 3).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 6.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

We recorded no impairment charges during the six-month period ended June 30, 2023 and 2022.

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage, to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over its estimated useful life of three years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. For the six-month period ended June 30, 2023 and 2022 we have recognized no material impairments of capitalized software costs.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect, including merchant processor fees charged on each transaction. The Company maintains a separate money market account for all customer reservation fees collected.

Leases

The Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) requires the recognition of assets and liabilities for leases that are not short-term. The Company adopted the provisions of the ASU, along with the provisions of all other issued ASUs containing related amendments, on January 1, 2022. The Company had no existing leases with terms of more than 12 months as of January 1, 2022. As such, amounts in the consolidated financial statements and accompanying notes prior to January 1, 2022 have not been restated and continue to be reported in accordance with the legacy accounting requirements in Accounting Standards Codification (“ASC”) Topic 840, Leases.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2023, we had approximately $11.2 million  in open purchase orders.

Impairment of Goodwill

In accordance with ASC 360, long-lived assets such as property and equipment and intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying values of these assets are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

In accordance with ASC 350, goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of an entity or a reporting unit may be below its carrying amount. This determination consists of an optional qualitative assessment to determine whether the quantitative impairment test is necessary. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the following quantitative test. First, the entity determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to the purchase price allocation, in accordance with ASC 805. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

ASU 2014-02 further simplifies goodwill impairment by eliminating step two of the current impairment test, which requires the hypothetical application of the acquisition method to calculate the goodwill impairment amount. If elected, the accounting alternative in ASU 2014-02 must be applied prospectively to (1) goodwill existing as of the beginning of the period of adoption and (2) all new goodwill recognized in annual periods beginning after December 15, 2014, and in interim periods within annual periods thereafter. The Company has elected this simplified goodwill impairment test.

No impairment losses of goodwill were recognized for the year ended December 31, 2022. The entirety of the goodwill as of December 31, 2022 is aggregated in Long-term assets held-for-sale - discontinued operations (Note 3).

Debt – Economic Injury Disaster Loan Program (EIDL)

In the acquisition of Andromeda

Interfaces, Inc., “AI”, the Company assumed an unsecured loan in the amount of $100,500 through its new wholly owned subsidiary under the Economic Injury Disaster Loan program or the “EIDL.” EIDL loans provide the necessary working capital to help small businesses survive until normal operations resume after a disaster. The entirety of the Debt balance as of December 31, 2022 is aggregated in Current liabilities held-for-sale - discontinued operations (Note 3) and Aptera is no longer party to the loan.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

100% of revenue came from two customers during the six-month period ended June 30, 2023. All revenue recorded for the six-month period ended June 30, 2023 were for sales through the subsidiary and are included in gain from discontinued operations (Note 3).

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity- based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, and restricted cash. The Company places its cash with domestic financial institutions that are federally insured within statutory limits, but at times its deposits may exceed federally insured limits.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s 2021 Stock Option and Incentive Plan (Note 11).

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

For the six-month period ended June 30, 2023 and 2022, weighted average shares outstanding of Class A common stock were 55,714,810 and 55,426,602, respectively and weighted average shares of Class B common stock were 10,810,587 and 1,938,088 respectively. Additionally, there are 11,164,183 shares of Preferred Series B stock that are convertible into Class B common stock (Note 10). The outstanding dilutive securities as of June 30, 2023 and 2022 consists of outstanding options of 11,490,869 and 12,501,581, respectively. For the six-month period ended June 30, 2023 and 2022, we incurred a net loss for which the effects of our dilutive securities would be antidilutive and are therefore excluded from diluted EPS calculations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective approach (“adoption of the new lease standard”). This approach allows entities to either apply the new lease standard to the beginning of the earliest period presented or only to the consolidated financial statements in the period of adoption without restating prior periods. The Company has elected to apply the new guidance at the date of adoption without restating prior periods.

The Company has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Company is reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the later of ASC 842 adoption date or lease commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company used the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740, Income Taxes in order to reduce cost and complexity of its application. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For nonpublic entities, the guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022, and there was an immaterial impact to the consolidated financials and related disclosures.

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation(“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”)

The Company completed the AI Acquisition on April 1, 2022 (“AI Closing Date”) and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) MergerSub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company’s 2021 Stock Option and Incentive Plan.

The Merger was structured as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The acquisition was accounted for as a business combination. As of December 31, 2022, goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. The company allocated the purchase price in regard to the acquisition related to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Preliminary
Purchase Price
Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,362
Accounts payable	(1)
Debt	(104)
Purchase price consideration	$2,310

During the first quarter of 2023, the Company determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the Company has reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations as of December 31, 2022.

A business is classified as held-for-sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value, and certain other criteria of ASC 360 are met. A business classified as held-for-sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the carrying amount of the business exceeds its estimated fair value less costs to sell, a loss is recognized and updated each reporting period as appropriate. A business held-for-sale is classified as discontinued operations if the disposal group is a component of an entity; the component of an entity meets the held-for-sale criteria of ASC 360; and disposal of the component of an entity represents a strategic shift that will have a major effect on the entity’s operations and financial results. Due to amounts being immaterial in nature, some discontinued operations disclosures have been omitted.

In April of 2023, the Company signed a settlement agreement where Aptera agrees to assign all of its right, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders (“AI Founders”) and in return agree to assign all of their right, title and interest in and to their Aptera Shares to Aptera, specifically, 251,087 shares of Class A Aptera common stock, which represents the entire share consideration received under the Merger Agreement.

Aptera shall own all right, title, and interest in and to any Intellectual Property made, invented, developed, created, conceived or reduced to practice as a result of work conducted pursuant the AI Founders employment by, and services to or on behalf of, Aptera since April 1, 2022, or otherwise created jointly with Aptera or Andromeda since such date, through April 2023. Each AI Founder will assign and otherwise transfer to Aptera all such right, title, and interest in and to such Intellectual Property as is necessary to fully effect the foregoing. AI Founders will retain ownership of the design and intellectual property to certain products it had prior to being acquired.

NOTE 4 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs primarily related to battery and solar applications, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we will record the retention amount only when it is determined to be reasonably collectible. Through June 30, 2023, the Company submitted reimbursement requests totaling $703 thousand under this grant, of which $70 thousand is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 5 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, the Company launched its vehicle pre-order program using a third-party merchant processor. The Company records unearned reservation fees for vehicle pre-orders at the amount refundable to the customer. When vehicle pre-orders are processed through a merchant processor, the processing fees charged by the merchant processor are recorded as general and administrative expenses and the amount attributed to the vehicle pre-order is recorded as a merchant receivable, until the transaction clears and cash is received, at which time the pre-order amount collected is recorded as an unearned reservation fee, net of funds retained by the merchant processor to cover potential refunds to customers.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	June 30, 2023	December 31, 2022
Leasehold improvements	$679	$686
Computers, hardware & software	95	95
Research and development equipment	788	787
Other equipment	544	544
Construction in progress	14,922	9,568
	17,028	11,680
Less accumulated depreciation and amortization	(484)	(269)
Total property and equipment, net	$16,544	$11,411

Depreciation and amortization expense was $215 thousand for the six-month period ended June 30, 2023.

NOTE 7 – LEASES

We lease approximately 80,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. In accordance with ASC 842, we record leases upon the later of ASC 842 adoption (January 1, 2022), or lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

The Company’s lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate incremental borrowing rate. The Company benchmarked itself against other companies of similar credit ratings and comparable credit quality and derived an incremental borrowing rate to discount each of its lease liabilities based on the remaining lease term.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The balances for the operating lease where the Company is the lessee are presented as follows within the Company’s consolidated balance sheet (in thousands):

	As of June 30, 2023	As of December 31, 2022
Operating lease assets, net	3,273	11,765

Current portion of lease liabilities and other current liabilities	861	1,640
Long-term lease liabilities	2,966	12,708
	$3,827	$14,348

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of June 30, 2023
2023	$563
2024	1,156
2025	1,191
2026	1,227
2027	314
Total minimum lease payments	4,451
Imputed interest	(624)
Total minimum lease payments	$3,827

We recorded $466 thousand and $364 thousand as operating lease expense for the six-month period ended June 30, 2023 and 2022, respectively which is included in “General, selling, and administrative” expenses in the Consolidated Statements of Operations.

Other information related to leases where the Company is the lessee is as follows:

	As of June 30, 2023	As of December 31, 2022
Supplemental lease information
Weighted average remaining lease term (in years)	5.89	5.88
Weighted average discount rate	8.30%	8.30%

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Supplemental cash flow information related to leases where the Company is the lessee is as follows (in thousands):

	As of June 30, 2023	As of December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$466	$1,065
Leased assets obtained in exchange for new operating lease liabilities	$3,273	$15,144

Vista Building Lease Surrender Agreement

In December of 2022, we reassessed our production facility needs and began looking for sublease tenants for our Vista building lease. In determining whether our operating lease assets were impaired, we considered the intended future use of the assets, including whether we expect to be able to sublease the related facilities. In both cases, we expected to eventually be able to sublease the facilities. Our projected future cash inflows from potential sublease income reflected this expectation. In order to determine whether an impairment existed, we compared all future cash outflows related to the lease for the underlying operating lease asset and compared this with our projected future cash inflows based on a letter of intent from an interested sublessor. We developed a scenario to model the expected timing and amount of sublease income we expect to receive. In this scenario, the future cash outflows exceeded the expected future cash inflows, resulting in the conclusion that the operating lease assets were impaired. We then discounted the projected deficit in each scenario using our estimated cost of capital to determine the amount of the impairment charge to record. We recorded charges for non-cash impairments related to certain of our operating lease assets for $1.3 million. The operating lease asset impairment charge is included in general, selling, and administrative expenses as of December 31, 2022.

In September, 2023, we signed an early surrender agreement with the landlord releasing the Company from its obligations under the lease. In exchange for the early surrender, we agreed to pay a cash settlement of $1.8 million. The settlement amount is included in restricted cash and accrued expenses as of June 30, 2023.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings which arise in the ordinary course of business.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. ("Chery"). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through June 30, 2023, we paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the six months ended June 30, 2023, we amended the TLA to be limited to a fixed fee of the $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

NOTE 9 – INCOME TAXES

As of June 30, 2023 and December 31, 2022, the Company’s deferred tax assets were comprised of net operating loss carryforwards for which a full valuation allowance has been applied. Net operating loss carryforwards do not expire for federal purposes and expire between 2039 and 2042 for State purposes.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 10 – STOCKHOLDERS’ EQUITY

Common Stock

We have issued two classes of common stock, Class A Common Stock and Class B Common Stock. Shareholders of Class A common stock receive one vote per share owned and fractional shares may not be voted. Class B common stock is non-voting.

Preferred Stock

As of June 30, the number of shares of preferred stock authorized for issuance was 31,304,495. Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a prorata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, holders of Class B Common have not been granted voting rights through the date of this filing.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of June 30, 2023 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$9.2000	217,391	77,079	$709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Series B-1 Preferred Stock	10.5000	20,000,000	-	-
Total Series B Preferred Stock as of June 30, 2023		31,304,495	11,164,183	$4,694

In August 2022, we converted all SAFE investments to Series B-1 Preferred stock.

Class A Common Stock

We have authorized the issuance of 190,000,000 shares of our Class A common stock with $0.0001 par value. During the six-months period ended June 30, 2023, the Company repurchased 251,087 shares of our Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI (See Note 3). During the six-months period ended June 30, 2022, the Company issued 1,410,179 shares of our Class A common stock at price of approximately $8.87 per share for net proceeds of $10.2 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the six-months period ended June 30, 2023, the Company issued 2,428,516 shares of our Class B common stock at a weighted average price of $10.50 per share for net proceeds of $25.5 million. During the six-months period ended June 30, 2022, the Company issued 2,379,214 shares of our Class B common stock at a weighted average price of $8.62 per share for net proceeds of $16.5 million.

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. As of June 30, 2023, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. Fees paid to and accrued as of June 30, 2023, for Issuance, Inc. have been offset against additional paid-in capital as of June 30, 2023.

In addition, The Company is also listing our securities on the “Republic Platform,” a platform operated for the benefit of OpenDeal Broker LLC (“OpenDeal”). Dalmore and OpenDeal will each be referred to as the “Broker” as context permits. For sales on the Republic Platform, in addition to the fee paid to Dalmore, we will pay OpenDeal a cash commission equal to 4.75% of the value of the Class B Common Stock sold on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. The fee amounts are based on the maximum fees that broker-dealers could receive in this Offering. Fees paid to Republic as of June 30, 2023 will be offset against additional paid-in capital in the future.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option Plan

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The Plan allows the Company and any future subsidiaries to grant securities of the Company to employees, directors, and consultants.

The Plan is administered by the Company’s Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Plan generally provides for the grant of incentive stock options, non-incentive stock options and restricted stock. The Committee has full discretion to set the vesting criteria. The exercise price of the stock option may not be less than 100% of the fair market value of the Company’s common stock on the date- of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 7,509,131 as of June 30, 2023.

The Company’s outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (in thousands, except share and per share data):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2021	10,062,944	$3.87	$49,586	$3.21	9.5
Granted	2,928,643	9.11		7.04	9.3
Exercised	—	—		—	—
Cancelled	(1,993,793)	4.85		3.75
Balance at December 31, 2022	10,997,794	$5.15	$58,823	$4.28	8.8
Granted	983,580	10.50		8.73	9.8
Exercised	—	—		—	—
Cancelled	(490,505)	5.86		4.89
Outstanding and expected to vest at June 30, 2023	11,490,869	$5.58	$56,547	$4.64	8.4
Vested and exercisable at June 30, 2023	11,490,869	$5.21	$37,358	$4.37	8.3

Subsequent to June 30, 2023, the Company issued 739,160 options to employees and consultants in exchange for services performed.

The total fair value of stock options granted during the six-month period ended June 30, 2023 and 2022, respectively was approximately $20.6 million and $15.4 million, respectively, which is recognized over the respective vesting periods. The total fair value of stock options vested during the six-month period ended June 30, 2023 and 2022 was approximately $20.6 million and $2.4 million, respectively.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company’s share price over the expected term, and expected risk-free interest.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Weighted average risk-free interest rate	4.03%	1.30%
Weighted average expected volatility	110.3%	93.9%
Weighted average expected term (in years)	6.17	6.77
Expected dividend yield	0.0%	0.0%
Exercise price	$5.58	$9.20

The allocation of stock-based compensation expense for the six-month period ended June 30, 2023 and 2022, was as follows (in thousands):

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
General, selling, and administrative	$4,942	$4,250
Research and development	12,023	1,720
Total stock-based compensation	$16,965	$5,970

As of June 30, 2023 and 2022, the total unrecognized compensation cost related to outstanding time-based options was $16.9 million and $37 million, respectively, which is expected to be recognized over a weighted-average period of 2.3 and 3.2 years, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the six-month period ended June 30, 2023, the Company paid $78 thousand in fees to a vendor controlled by a member of the board of directors.

NOTE 13 – SUBSEQUENT EVENTS

Regulation A Investment

Subsequent to June 30, 2023, the Company has closed 99,672 shares of Class B common stock for $1 million of investment through the Regulation A offering.

Regulation D Offering

Subsequent to June 30, 2023, the Company initiated a Regulation D Rule 506(c) offering. Since opening that offering, the Company has closed 120,614 shares of Class B common stock for $1.3 million of investment through the offering.

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

APTERA MOTORS

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Restated Certificate of Incorporation (4)

2.2 Bylaws (1)

4.1 Form of Subscription Agreement (7)

4.2 Form of Subscription Agreement (Open Deal) (7)

5.1 Form of Voting Agreement (7)

6.1 2021 Stock Option and Incentive Plan (2)

6.2 Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement (6)

6.3 Chery Supply Agreement as amended (6)

6.4 Option Agreement with Chris Anthony (2)

6.6 Option Agreement with Steve Fambro (2)

6.7 Single Tenant Lease – Net between the Company and EV 2340, LLC (3)

6.8 Lease between the Company and H.G. Fenton Property Company (3)

8.1 Escrow Agreement (5)

(1)            Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on April 30, 2021.

(2)            Incorporated by reference to the Company’s Form 1-K filed with the SEC on May 2, 2022.

(3)            Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on July 13, 2022.

(4)            Incorporated by reference to the Company’s Form 1-U filed with the SEC on August 25, 2022.

(5)            Incorporated by reference to the Company’s Form 1-U filed with the SEC on December 9, 2022.

(6)            Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 28, 2023.

(7)            Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on August 10, 2023.

* Portions of this exhibit have been omitted

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

/s/ Chris Anthony
Chris Anthony, Co-CEO

Date: September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Chris Anthony, Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer

Date: September 28, 2023

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer

Date: September 28, 2023